UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Endurance Specialty Holdings Ltd. (Name of Issuer)
Ordinary Shares, $1.00 par value (Title of Class of Securities) G30397106 (CUSIP Number)
Michael C. Neus Perry Corp. 767 Fifth Avenue, 19th Floor New York, NY 10153 (212) 583-4000 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
January 28, 2011 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G30397106		13D

11		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Perry Corp.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IA, CO

CUSIP No. G30397106		13D

11		NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Richard C. Perry
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS* WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON None
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON* IN, HC

This Amendment No. 4 amends and supplements the statement on Schedule 13D (the “Schedule 13D”) originally filed with the Securities and Exchange Commission (“SEC”) on May 13, 2005 and amended by Amendment No. 1 on August 12, 2005, Amendment No. 2 on February 22, 2010 and Amendment No. 3 on January 24, 2011 by Perry Corp. and Richard C. Perry (together, the “Reporting Persons”) with respect to the Ordinary Shares, par value $1.00 per share (the “Shares”), of Endurance Specialty Holdings Ltd., a company domiciled in Bermuda (the “Issuer”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13D. From and after the date hereof, all references in the Schedule 13D to the Schedule 13D or terms of similar import shall be deemed to refer to the Schedule 13D as amended and supplemented hereby.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant. The Schedule 13D is hereby supplementally amended as follows:

ITEM 2.                 IDENTITY AND BACKGROUND.

This statement on Schedule 13D is filed on behalf of Perry Corp., a New York corporation, and Richard C. Perry, an American citizen.  Perry Corp. is a registered investment adviser that provides asset management services to private investment funds.  Richard C. Perry is the President, sole director, and sole stockholder of Perry Corp.  The address of Perry Corp. and Richard C. Perry is 767 Fifth Avenue, 19th Floor, New York, NY 10153.  A joint filing agreement of Perry Corp. and Richard C. Perry is attached hereto as Exhibit A.

The names, citizenship, business addresses and principal occupations of each of the directors and executive officers of Perry Corp. (other than Richard C. Perry) are set forth in Schedule A, which is incorporated herein by reference.

Except as set forth below, during the last five years, neither Perry Corp., Richard C. Perry, nor any of the persons listed in Schedule A has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

On July 21, 2009, Perry Corp. settled an administrative proceeding brought by the SEC pursuant to which, while neither admitting nor denying the charges, Perry Corp. agreed to the entry of a cease and desist order requiring future compliance with Section 13(d) under the Securities Exchange Act of 1934 and Rule 13d-1 thereunder, a censure and payment of a $150,000 penalty. The order resolves the SEC’s inquiry into Perry Corp.’s acquisition of shares of Mylan Corporation in 2004. Additional information regarding the terms of the settlement can be found in SEC Release No. 34-60351, dated July 21, 2009.

ITEM 5.                 INTEREST IN SECURITIES OF THE ISSUER.

(a)-(b)     None of Perry Corp. or Richard C. Perry may be deemed to be the indirect beneficial owner of any Shares.

(c)           Except as set forth on Exhibit C attached hereto, there have been no transactions with respect to the Shares during the sixty days prior to the date of this Schedule 13D by either Perry Corp. or Richard C. Perry.

(d)           The limited partners of (or investors in) each of two or more private investment funds for which Perry Corp. acts as general partner and/or investment adviser have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for the accounts of their respective funds in accordance with their respective limited partnership interests (or investment percentages) in their respective funds.

(e)           January 28, 2011.

ITEM 7.                 MATERIALS TO BE FILED AS EXHIBITS

Exhibit A --	Agreement between Perry Corp. and Richard C. Perry to file this statement jointly on behalf of each of them.

Exhibit B --	Power of Attorney, dated as of June 21, 2005, granted by Richard Perry in favor of Paul Leff and Michael Neus.

Exhibit C --	Transactions in the Shares effected in the past 60 days.

Schedule A --	Executive Officers and Directors of Perry Corp. (other than Richard C. Perry).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PERRY CORP.

Date: January 28, 2011
New York, New York	By:	Richard C. Perry
President

	By:	/s/ Michael C. Neus
Michael C. Neus
Attorney-in-Fact for Richard C. Perry

Date: January 28, 2011
New York, New York	By:	Richard C. Perry

	By:	/s/ Michael C. Neus
Michael C. Neus
Attorney-in-Fact for Richard C. Perry

EXHIBIT A

AGREEMENT

JOINT FILING OF SCHEDULE 13D

The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned’s ownership of securities of Endurance Specialty Holdings Ltd., and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.  The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

PERRY CORP.

Date: August 12, 2005
New York, New York	By:	Richard C. Perry
President

	By:	/s/ Michael C. Neus
Michael C. Neus
Attorney-in-Fact for Richard C. Perry

Date: August 12, 2005
New York, New York	By:	Richard C. Perry

	By:	/s/ Michael C. Neus
Michael C. Neus
Attorney-in-Fact for Richard C. Perry

EXHIBIT B

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENT, that I, RICHARD Perry, hereby make, constitute and appoint each of PAUL LEFF and MICHAEL NEUS acting individually, as my agent and attorney-in-fact for the purpose of executing in my name, (a) in my personal capacity or (b) in my capacity as an officer of, shareholder of or in other capacities with Perry Corp. (“Perry”) and each of its affiliates or entities advised by me or Perry, all documents, certificates, instruments, statements, filings and agreements (“documents”) to be filed with or delivered to any foreign or domestic governmental or regulatory body or required or requested by any other person or entity pursuant to any legal or regulatory requirement relating to the acquisition, ownership, management or disposition of securities, futures contracts or other investments, and any other documents relating or ancillary thereto, including without limitation all documents relating to filings with the Commodity Futures Trading Commission and National Futures Association, the United States Securities and Exchange Commission (the “SEC”) pursuant to the Securities Act of 1933 or the Securities Exchange Act of 1934 (the “Act”) and the rules and regulations promulgated thereunder, including all documents relating to the beneficial ownership of securities required to be filed with the SEC pursuant to Section 13(d) or Section 16(a) of the Act and any information statements on Form 13F required to be filed with the SEC pursuant to Section 13(f) of the Act.

All past acts of these attorneys-in-fact in furtherance of the foregoing are hereby ratified and confirmed.

This power of attorney shall be valid from the date hereof until revoked by me.

IN WITNESS WHEREOF, I have executed this instrument as of the 21st day of June 2005.

/s/  Richard Perry
Richard Perry

EXHIBIT B

Transactions in the Shares of Endurance Specialty Holdings Ltd. effected in the past 60 days

For the Account of	Date of Transaction	Nature of Transaction	Type of Security	Number of Shares/Option	Price per Share/Option
Perry Partners International Inc.	1/28/2011	Sale to Issuer	Ordinary Shares	5,272,295	$44.99
Perry Partners International Inc.	1/28/2011	Sale to Issuer	Restricted Ordinary Shares	1,410	$44.99
Perry Partners International Inc.	1/28/2011	Sale to Issuer	February 2003 Options ($22.14 Exercise Price)	3,650	$22.85
Perry Partners International Inc.	1/28/2011	Sale to Issuer	May 2004 Options ($33.91 Exercise Price)	3,650	$11.08
Perry Partners L.P.	1/28/2011	Sale to Issuer	Ordinary Shares	1,868,851	$44.99
Perry Partners L.P.	1/28/2011	Sale to Issuer	Restricted Ordinary Shares	500	$44.99
Perry Partners L.P.	1/28/2011	Sale to Issuer	February 2003 Options ($22.14 Exercise Price)	1,350	$22.85
Perry Partners L.P.	1/28/2011	Sale to Issuer	May 2004 Options ($33.91 Exercise Price)	1,350	$11.08

SCHEDULE A

   Executive Officers of Perry Corp. (other than Richard C. Perry)

Name	Title	Citizenship

Randall Borkenstein	Chief Financial Officer and Treasurer	USA
Michael C. Neus	General Counsel and Secretary	USA
Paul Leff	Managing Director and Chief Investment Officer	USA
Alp Ercil	Managing Director	USA
Andrew Isikoff	Managing Director	USA
Dave Russekoff	Managing Director	USA
George Brokaw	Managing Director	USA
Adam Stanislavsky	Managing Director	USA

Each of the persons listed above is a citizen of the United States of America.  The business address for each of the persons listed above is: c/o Perry Corp., 767 Fifth Avenue, 19th Floor, New York, NY 10153.